Exhibit 4.6

Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) of Regulation S-K due to personal privacy concerns. Redacted information is indicated by: [***]

DEVELOPMENT AGREEMENT

THIS DEVELOPMENT AGREEMENT is entered into as of August 29th, 2018 (the “Effective Date”)

BETWEEN:

CARDIOL THERAPEUTICS INC., a Canadian corporation

(“Cardiol”)

- and -

CLINICAL ACADEMIC RESEARCH ORGANIZATION, S.A. DE
C.V., a Mexican corporation

(“CARO”)

RECITALS

A.	Cardiol is a nanotherapeutics company focused on the research and development of proprietary drug formulations for the treatment of heart failure (collectively, the “Compounds”).
B.	CARO Is a company dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.
C.	Cardiol desires to work with CARO for further research and development of the Compounds.
D.	This Agreement is intended to provide the terms and conditions under which Cardiol and CARO will collaborate for the development of the Compounds.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1.Definitions

As used in this Agreement the following terms shall have the following definitions:

(a)

“Affiliate” means, with respect to a Party, any person or entity directly or indirectly controlling, controlled by, or under common control with, such Party.  For purposes of this Agreement, the term “controlled” (including the terms “controlled by” and “under common control with”) as used in this context, means the direct or indirect ability or power to direct or cause the direction of management policies of a person or entity or otherwise direct the affairs of such person or entity, whether through ownership of equity, voting securities, beneficial interest, by contract or otherwise.  A Party shall be presumed to control a person or entity if the Party owns fifty percent (50%) or more of the voting equity interests of such person or entity.

(b)	“Agreement” means this Development Agreement, together with all exhibits and schedules hereto and any amendments to or restatements of this agreement.
(c)

“Applicable Laws” means all laws, ordinances, rules, regulations, guidelines, and policies of any kind whatsoever of any governmental (including international, foreign, federal, state, provincial, and local) or regulatory body, including all laws, ordinances, rules, regulations, guidelines, and policies promulgated by any Regulatory Authority applicable to the activities contemplated by this Agreement.

(d)

“business day” means any day that is not a Saturday, Sunday or statutory holiday in the Town of Oakville, in the Regional Municipality of Halton, Province of Ontario, Canada, or in the City of Monterrey, Nuevo Leon, Mexico.

(e)

“Calendar Quarter” means, as applicable, the three (3) month period ending on March 31, June 30, September 30, or December 31.  The initial Calendar Quarter will be deemed to begin on the Effective Date and end on the expiration of that Calendar Quarter in which the Effective Date falls.

(f)	“Cardiol” means Cardiol Therapeutics Inc., one of the Parties to this Agreement, including its Affiliates.
(g)	“CARO” means Clinical Academic Research Organization, S.A. de C.V., one of the Parties to this Agreement, and its Affiliates.
(h)	“CARO Compensation Warrants” has the meaning ascribed to that term in Section 3.1.
(i)	“CARO’s Property” shall have the meaning set forth in Section 8.2.
(j)	“Compounds” shall have the meaning set forth in the Recitals.
(k)

“Confidential Information” means Information received (whether disclosed in writing, electronically, orally, or by observation) by one Party (the “Receiving Party”) from the other Party (the “Disclosing Party”) either before the Effective

Date in connection with the transactions contemplated by this Agreement, or thereafter, that the Disclosing Party reasonably considers proprietary and confidential unless in each case such Information, as shown by competent evidence:

(i)	was known to the Receiving Party or to the public prior to the Disclosing Party’s disclosure, as demonstrated by contemporaneous written records;
(ii)

became known to the public, after the Disclosing Party’s disclosure hereunder, other than through a breach of the confidentiality provisions of this Agreement by the Receiving Party or any person to whom such Receiving Party disclosed such Information;

(iii)	was subsequently disclosed to the Receiving Party by a person having a legal right to disclose, without any restrictions, such Information or data; or
(iv)

was developed by the Receiving Party independently of the Disclosing Party’s Confidential Information by persons who have had no access to the Disclosing Party’s Confidential Information as demonstrated by contemporaneous written records of Receiving Party.

The terms and conditions of this Agreement shall be deemed the Confidential Information of both Parties.

(l)

“Development Activities” means those activities related with the methodology done by CARO directly and indirectly in relation to the Compounds that Cardiol is developing for the treatment of heart failure and other medical purposes, including CARO’s scientific experimentation, research activities, medical drug development activities, medical drug formulation, and discovery, as set out in the Development Plan.

(m)	“Development Plan” means the Development Plan for the Compounds, attached as Exhibit A to this Agreement.
(n)	“Disclosing Party” shall have the meaning set forth in Section 1.1(k).
(o)	“Dispute(s)” shall have the meaning set forth in Section 14.3.
(p)	“Effective Date” shall have the meaning set forth at the head of this Agreement.
(q)	“Force Majeure” shall have the meaning set forth in Article 14.
(r)	“Force Majeure Party” shall have the meaning set forth in Article 14.
(s)

“Government or Public Official” means any officer or employee or anyone acting in an official capacity on behalf of:  a government or any department or agency thereof; a public international organization (such as the United Nations, the International Monetary Fund, the International Red Cross, and the World Health Organization), or any department, agency or institution thereof; or a government-owned or controlled company, institution, or other entity, including a government-owned hospital or university.

(t)	“Incorporated CARO Property” shall have the meaning set forth in Section 8.2.
(u)

“Information” means any and all data, information and Materials, related to the products or business of a Party including but not limited to, the Materials, any methodology, trade secrets, know-how, Intellectual Property Rights, drug product candidates, compounds, chemical structures, results or reports in written, electronic, or other form disclosed by a Party in connection with this Agreement or to which the other Party will be provided direct or indirect access under or pursuant to this Agreement, or which is generated by or on behalf of CARO in connection with its Development Activities.

(v)

“Intellectual Property Rights” means any and all Intellectual property rights (whether applied for, issued, registered, or unregistered), including patents, patent-applications, know-how, trademarks, design rights, utility models, applications for and rights to apply for any of the same, rights to prevent passing off, copyright, database rights, topography rights and any other rights in any invention, discovery, or process in any jurisdiction in the world.

(w)

“Materials” means any biological or chemical compounds or materials, assays, Cardiol’s drug product candidates, including Compounds, or other materials that are used by CARO to engage in Development Activities.

(x)

“Nano4Heart” means an association specialized in nanomedicine targeted for cardiovascular diseases, such as heart failure.  Nano4Heart gathers scientific researchers in the aforementioned areas, and it will participate in the development activities as an authorized Third party consultant in accordance with Section 2.2(a).

(y)	“Party” shall mean either Cardiol or CARO, as the context may require and “Parties” shall mean both Cardiol and CARO.
(z)	“Receiving Party” shall have the meaning set forth in Section 1.1(k).
(aa)	“Regulatory Action” shall have the meaning set forth in Section 10.2.
(bb)	“Regulatory Authority” means any governmental regulatory body having jurisdiction over drug development or the Development Activities.
(cc)	“Shares” means fully participating, voting, Class A Common Shares in the capital stock of Cardiol.
(dd)

“TecSalud” means the strategic alliance that exists between Funded& Santos y de la Garza Evia, I.B.P. and Escuela de Medicina y Ciencias de la Salud of Instituto Tecnológico y de Estudios Superiores de Monterrey.

(ee)	“Third Party” means a person or entity that is not a Party to this Agreement nor an Affiliate of a Party to this Agreement.
(ff)

“Third-Party Consultant” means a non-Affiliate, non-CARO-employee, individual consultant retained by CARO In accordance with Section 2.2(c) to perform certain Development Activities in accordance with the Development Plan.

(gg)

“Third-Party Vendor” means a non-Affiliate vendor retained by CARO in accordance with Section 2.2(c) to perform development activities in accordance with the Development Plan, or any advisory on behalf of CARO.

(hh)

“Work Product” means the results of Development Activities engaged in by CARO or its Affiliates or Third-Party Consultants or Third-Party Vendors in the course of implementing the Development Plan and providing any advice, including inventions, reports, analysis, data, findings, summaries, Intellectual Property Rights, and documentation as further described in this Agreement and the Development Plan.

1.2.Rules of Construction

(a)

Elements of this Agreement.  When a reference is made in this Agreement to a Recital, an Article, a Section, a Schedule, an Attachment, or an Exhibit, such reference is to a Recital, Article or Section of, or a Schedule, Attachment, or Exhibit to, this Agreement, unless otherwise indicated.

(b)

Meaning of “include” and variations thereof.  Whenever the words “include,” “Includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.”

(c)

Use of pronouns.  Pronouns, including “he,” “she” and “it,” when used in reference to any person, shall be deemed applicable to entities or individuals, male or female, as appropriate in any given case.

(d)

Headings.  Article, Section, and other headings contained in this Agreement are for reference purposes only and are not Intended to describe, interpret, define, or limit the scope, extent, or intent of any provision of this Agreement.

(e)	Currency. Unless otherwise specifically expressed in U.S. dollars, all amounts expressed as dollars (or $) refer to the lawful currency of Canada.
(f)

Variations on terms.  Standard variations on defined terms (such as the plural form of a term defined in the singular form and the past tense of a term defined in the present tense) shall be deemed to have meanings that correlate to the meanings of the defined terms.

(g)

Obligations of good faith and commercial reasonableness.  The Parties shall use commercially reasonable efforts to collaborate with one another and otherwise to perform their obligations hereunder, except to the extent that a Party is expressly authorized to act otherwise (such as a provision authorizing a Party to make a decision in its sole discretion).  Each Party will make and implement decisions and allocate resources designed to advance progress with respect to the objectives set forth in the Development Plan, and to ensure that it meets its obligations with respect to, such plan and budget.  Each Party will respond to meeting requests in a timely matter and will agree upon deadlines for action items and decision making.  When in-person meetings cannot be conducted in a timely fashion, timely communication will be made via teleconferences, webcasts, or emails such that the development of Compounds is enabled and not disadvantaged.

ARTICLE 2

DEVELOPMENT ACTIVITIES

2.1.Activities of CARO

(a)

CARO shall engage in the Development Activities in accordance with the Development Plan and this Agreement.  As part of its Development Activities, CARO will investigate and will perform scientific experimentation, research activities, medical drug development activities, medical drug formulation, and discovery as set out in the Development Plan.

(b)	CARO may, as part of the Development Activities, manage Third Party providers of development activities in support of the Development Plan.
(c)	CARO will engage in the Development Activities in accordance with:
(i)	Applicable Laws; and
(ii)	other clear arrangements agreed to in writing and signed by the Parties’ legal representatives.
(d)

In engaging in the Development Activities, CARO will utilize, to the extent practicable, CARO’s or TecSalud’s own research practices and development management processes, policies, guidelines, and quality requirements.

2.2.Management of Third Parties

The Parties anticipate that the involvement of Third Parties is likely to be limited to Third-Party Vendors of Materials.  CARO will manage any Third-Party Vendors and Third Party Consultants who assist with the Development Activities, as follows:

(a)

Authorized Third Party Vendors and Third Party Consultants.  Cardiol acknowledges and authorizes CARO to utilize Nano4Heart as a Third-Party Consultant and TecSalud as a Third-Party Vendor, each of which will assist CARO In the execution of the Development Activities.

(b)

Recommendation of other Third Parties.  CARO may recommend to Cardiol other Third-Party Vendors and Third-Party Consultants, in addition of the parties stated in Section 2.2(a), that have special expertise to provide as part of the Development Activities under the Development Plan.  The Parties will competitively bid any project whose total cost is greater than fifty thousand dollars ($50,000) to multiple Third-Party Vendors or Third-Party Consultants, as applicable.  CARO’s recommendation will take into consideration factors such as the Third Party’s experience, stability, equipment and facilities, technical capabilities, qualified processes and their alignment with regulatory standards and local laws, commitment to timelines, contingency planning capabilities, communication plans, pricing relative to industry benchmarks, and other contractual terms relative to industry standards.  The Parties shall collaborate in making the final selection of Third-Party Vendors and Third-Party Consultants.  CARO shall share costs and other Information with Cardiol concerning such Third-Party Vendors and Third-Party Consultants on an “open book” basis.

(c)

Negotiation of Third-Party Contracts.  CARO will require that each Third-Party Vendor and Third-Party Consultant enter into an appropriate confidential disclosure agreement prior to sharing any Confidential Information with such Third Party.  All Third-Party Vendors and Third-Party Consultants will be retained pursuant to written agreements unless CARO and Cardiol expressly agree to the contrary in writing.  All terms and conditions negotiated by CARO, including without limitation pricing, fees and expenses payable to such Third-Party Vendors and Third-Party Consultants, shall be subject to agreement by the Parties.  CARO will not engage any Third Party for any reason without the prior consent of Cardiol.

(d)

Monitoring Performance.  CARO will use its commercially reasonable efforts to monitor performance of all Third-Party Vendors and Third-Party Consultants in accordance with the terms of the agreements with such Third-Party Vendors and Third-Party Consultants and in accordance with the Development Plan and the usual practices of CARO’s development unit applicable to development of CARO’s own products.  However, CARO does not guarantee the performance of any Third-Party Vendor or Third-Party Consultant, and provided that CARO is not in material breach of the standard set forth in the preceding sentence, and notwithstanding any provision in this Agreement to the contrary, CARO shall have no liability on account of any action or inaction of any such person.

2.3.Regulatory

(a)

Cardiol will be responsible for making all necessary regulatory filings in Canada with the Regulatory Authority related to the Development Plan and will have all Canadian regulatory responsibilities and related liabilities.

(b)

CARO will be responsible for making all necessary regulatory filings in Mexico with the Regulatory Authority related to the Development Plan and will have all Mexican regulatory responsibilities and related liabilities.  Cardiol will be responsible for making all necessary regulatory filings outside Mexico with Regulatory Authorities outside Mexico related to the Development Plan and will have all regulatory responsibilities and related liabilities outside Mexico.

(c)

Each Party shall be responsible for obtaining and complying with all applicable governmental licenses, authorizations, permits, and the like required in connection with the performance of its share of the Development Activities.

2.4.Development Timeline and Changes to Development Plan

(a)	Development Timeline. The current estimated timelines for the Development Activities contemplated by the Development Plan are set forth in Exhibit A.
(b)

Development Compensation.  The CARO Compensation Warrants and the Shares to be issued upon the exercise of such warrants are acknowledged by both Parties to be fair and sufficient compensation for the Development Activities of CARO.

(c)	Changes to Development Plan. Changes to the approved Development Plan will require approval by Cardiol if they include any of the following:

(i)	Delay or acceleration in a major milestone by greater than or equal to one (1) month;
(ii)	Material change in the scientific approach to the research and development;
(iii)	Change in regulatory strategy; or
(iv)	Any other change that is required to be approved by Cardiol pursuant to this Agreement.

Any change, addition, or deletion to any development milestone or milestone documentation or the Development Plan shall require the prior approval of Cardiol.  Such changes will be captured in a change control log maintained by CARO that will be available to Cardiol.  The change control log must be approved and signed by both parties’ authorized representatives.

2.5.Data and Information Management

(a)

Materials.  Materials, documents, and Information necessary for engaging in the Development Activities shall be provided either by Cardiol or procured by CARO on behalf of Cardiol as set out in the Development Plan.  Materials will be used only for purposes of the Development Plan.

(b)	CARO shall submit the following regular reports to Cardiol:
Report	Frequency	Content Summary
Development Status Report	Monthly	Progress report on the overall Development Plan by functional area, identifying any issues, risks, and contingency plans
Change Control Log	As needed	Category of change control, reason for change, trigger met, revised plan

(c)

In addition to the scheduled reports above, CARO shall communicate with Cardiol any material findings on key aspects of the Compounds, such as safety, toxicity, and efficacy, as soon as available and practicable.  After notification, the Parties shall consult together to determine appropriate actions or changes to the Development Plan to Implement such actions or changes.

(d)

Maintenance and Wind-Up Activities Upon Conclusion of Activities.  At the conclusion of the Development Activities hereunder, CARO and Cardiol will agree upon appropriate asset maintenance and wind-up activities such as archival of reports and data, storage of samples, filing of regulatory notifications (if any), and such others as may be advisable.

2.6.Discontinuation of Development Activities

(a)

In the event either Party believes, in good faith, that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal, such Party shall immediately consult with the other Party concerning the appropriate course of action.  If the Parties are unable to agree promptly upon an appropriate course of action, either Party shall have the right to terminate its portion of the Development Activities or terminate this Agreement in accordance with Section 5.1(b).

(b)

If CARO terminates this Agreement for any reason except breach of contract by Cardiol, or terminates the Development Activities prior to achievement of all milestones in the Development Plan, then any unexercised CARO Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of this Agreement, shall be deemed terminated, null and void as of termination of this Agreement.

(c)

If Cardiol terminates this Agreement for any reason (including breach of contract by CARO), or requires CARO to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the CARO Compensation Warrants issued to CARO that can be invoiced for Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.  The Compensation Warrants that cannot be exercised (because Invoices for Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.

ARTICLE 3

COMPENSATION

3.1.Compensation for Development Activities

(a)	Cardiol will immediately upon execution of this Agreement do the following:
(i)	Cardiol shall issue to CARO Eight Hundred and Twenty Four Thousand (824,000) warrants (the “CARO Compensation Warrants”), each warrant having the following qualifications:
(A)	an expiry date of August 31, 2022 or such earlier date as may be specified by a relevant stock exchange;
(B)	an exercise price of four ($4.00) Dollars per Share; and
(C)	each of the CARO Compensation Warrants entitles CARO to purchase one Share for the exercise price mentioned in Section 3.1(a)(i)(B).
(ii)

Cardiol shall allot and set aside for CARO Eight Hundred and Twenty Four Thousand (824,000) Shares currently representing approximately 3.2% of the currently outstanding Class A common shares of Cardiol, calculated on a fully diluted basis.  CARO’s ultimate exercise of the CARO Compensation

Warrants and its acquisition upon exercise of one Share per warrant shall constitute partial consideration for CARO’s Development Activities, which the Parties value at Three Million (US$3,000,000) Dollars.

(b)	Cardiol shall also pay to CARO, on or before November 30, 2018 the amount of US$400,000 in cash.
(c)

The Parties acknowledge that the aggregate of the Compensation Warrants and the cash payment mentioned in Section 3.1(b) constitutes full payment of all Development Activities, including CARO’s invoice for US$475,741.50 dated 2018-09-05 for Development Activities of the Development Plan.

(d)	Cardiol acknowledges that the Shares to be acquired through CARO’s exercise of the CARO Compensation Warrants shall be fully paid and non-assessable.
(e)

CARO acknowledges that the issuance of the CARO Compensation Warrants and the acquisition of Shares upon exercise of such warrants constitute full payment for its Development Activities, both past and future, under the Development Plan, except for the amount of the potential extra costs mentioned in Section 3.2 below.

(f)

Subject to Section 3.2 below, Cardiol acknowledges that CARO shall not issue invoices for any of CARO’s Development Activities under the Development Plan (other than the invoice referred to in Section 3.1(b)) until such time as CARO, in its discretion, wishes to exercise CARO Compensation Warrants.  When CARO wishes to exercise any of its CARO Compensation Warrants, it shall carry out the following steps:

(i)	CARO shall provide Cardiol with notice in writing that it wishes to exercise a certain number of its CARO Compensation Warrants, specifying, at its own discretion, that number;
(ii)

CARO shall provide Cardiol with one or more invoices, tied to completed milestones in the Development Plan, and the aggregate amount of the invoices shall constitute payment in full of the aggregate exercise prices of the warrants being exercised, in accordance with Section 3.1(f)(i), on the following basis:

V/4 = N, where

V is the aggregate amount of the invoices issued by CARO in respect of a particular milestone, expressed in Canadian dollars; and

4 is the exercise price, expressed in Canadian dollars, per warrant and

N is the number of CARO Compensation Warrants being exercised, as well as the number of Shares to which CARO is entitled to be issued upon exercise of those warrants

(g)	Cardiol shall, following each issuance of Shares to CARO, confirm to CARO in writing:
(i)	the number of CARO Compensation Warrants CARO has exercised;
(ii)	the number of CARO Compensation Warrants remaining to be exercised; and
(iii)	the aggregate number of Shares issued to CARO to date.
(h)

CARO acknowledges that, until such time as Cardiol becomes a public company, there is no market for any of the Shares or for the CARO Compensation Warrants, and that each certificate for the CARO Compensation Warrants shall contain a legend on its face stating that such warrants cannot be traded until after the appropriate public company lock-up period, as determined by the stock exchange or Cardiol’s underwriters, has lapsed.  CARO further acknowledges that once the CARO Compensation Warrants have lapsed, they cannot be exercised for the acquisition of Shares.  CARO covenants to provide Cardiol with one week’s written notice of its intention to sell Shares, so that Cardiol will have an opportunity to manage public perceptions in connection with the sale.

(i)

Cardiol acknowledges that Nano4Heart as an authorized Third-Party Consultant will be paid for its “in kind” work by CARO with the Shares received once the CARO Compensation Warrants are exercised by CARO, and Cardiol hereby authorizes CARO to proceed with such payment method to Nano4Heart.

3.2.No Invoices

CARO will not provide invoices to Cardiol until such time as it elects to exercise CARO Compensation Warrants.

ARTICLE 4

TERM AND TERMINATION OF THE AGREEMENT

4.1.Term

This Agreement shall take effect on the Effective Date and shall continue until terminated in accordance with Article 5 (“Term”).

ARTICLE 5

TERMINATION

5.1.Right to Terminate

This Agreement may be terminated as follows:

(a)

By either Party if the other Party commits a material breach of this Agreement and the breaching Party fails to remedy the material breach within sixty (60) days following its receipt from the non-breaching Party of written notice of such breach and the non-breaching Party’s intention to terminate this Agreement pursuant to this Section 5.1(a); and

(b)

By either Party by giving thirty (30) days’ written notice to the other Party of the effective date of such termination in the event that such Party, acting reasonably and in good faith, determines that the continued performance of Development Activities contemplated by this Agreement would (i) constitute a potential or actual violation of Applicable Law or any policy of a Party adopted by such Party in good faith to ensure compliance with Applicable Law, (ii) constitute a potential or actual violation of any regulatory, medical, or scientific standard of integrity or ethics, or (iii) potentially jeopardize patient safety; provided that during such thirty- (30) day notice period, the Parties shall discuss in good faith possible changes to the Development Activities to avoid the situations described in clauses (i), (ii), and (iii) and, unless and until the Parties enter into an amendment reflecting such changes, CARO shall not be required to engage in Development Activities that would result In the situations described in clauses (i), (ii,) and (iii).

5.2.Effect of Termination

If this Agreement is terminated:

(a)	Wrap Up of Development Activities. Upon the effective date of a termination notice (as provided in Section 5.1), CARO will:
(i)	immediately commence the orderly wrap up and cessation of Development Activities as soon as practicable;
(ii)

if requested by Cardiol, use commercially reasonable efforts to transfer the applicable Development Activities to Cardiol or a Third Party designated by Cardiol as expeditiously as practicable and in accordance with all Applicable Laws.  Cardiol and CARO shall cooperate with each other during such termination to preserve the value of the underlying Work Product and to comply with Applicable Laws, provided that Cardiol shall approve in writing the specific activities and tasks to be carried out by Cardiol and CARO pursuant to this sentence, such approval not to be unreasonably withheld, conditioned or delayed.

(b)

Return and Delivery of Confidential Information, Materials, and Reports.  In the event of termination of this Agreement for any reason, CARO shall promptly return to Cardiol (or destroy, in accordance with prior written instructions to do so by Cardiol and certify such destruction) all Confidential Information of Cardiol and Materials provided or made available to CARO or generated by CARO in connection with the Development Activities.  Likewise, Cardiol shall promptly return to CARO (or destroy, in accordance with prior written instructions to do so by CARO and certify such destruction) all Confidential Information of CARO in possession of Cardiol.  Not later than thirty (30) days following the termination of this Agreement for any reason other than material breach by Cardiol, CARO shall deliver to Cardiol all statistical data, all statistical reports, all data entries, and all the documentation, reports, and findings produced as a result of Development Activities engaged in by CARO under this Agreement, together with all Information and documentation anticipated by Section 2.5(d).  In the event of non-payment by Cardiol, such data, reports and findings shall not be delivered until CARO has received all payments required under this Agreement.  On termination of this Agreement for any reason, CARO shall only retain any Information to the extent and for the duration required by any Applicable Laws.  CARO, however, reserves the right to retain, at its own cost and subject to the confidentiality provisions herein, copies of all materials, data, reports, and documentation produced as a result of Development Activities engaged in by CARO that may be needed to satisfy regulatory requirements, to resolve Disputes regarding Development Activities, and to comply with CARO’s internal document retention policies.

ARTICLE 6

WARRANTIES

6.1.CARO Warranties.

(a)	CARO warrants to Cardiol that:
(i)	Development Activities will be performed in all material respects in accordance with:
(A)	the terms of this Agreement;
(B)

the standard of care usually and reasonably expected for Development Activities, including adherence to Good Laboratory Practice (GLP) promulgated by the Organization for Economic Co-operation and Development and applicable Regulatory Authorities in the six (6) months following the signature of this Agreement; and

(C)	all Applicable Laws;
(ii)	CARO shall use commercially reasonable efforts in meeting the timelines relating to Development Activities as set forth in the Development Plan; and
(iii)

CARO has not been debarred under the U.S. Generic Drug Enforcement Act or other similar law and that it will not knowingly employ any person or entity that has been so debarred to engage in Development Activities under this Agreement.

(b)

Notwithstanding Section 6.1(a), but subject to the requirements of Section 2.2(d), CARO makes no representation or warranty with respect to the performance by any Third-Party Vendors or Third-Party Consultants.

6.2.Cardiol Warranties

(a)	Cardiol warrants to CARO that Cardiol is the legal and beneficial owner and has full title to and interest in the Materials, or is otherwise licensed to use the Materials; and
(b)

to the best of the knowledge of Cardiol after having made due inquiry, CARO’s performance of its obligations under this Agreement, provided they are undertaken in accordance with this Agreement, and CARO’s use or possession of the Materials for the purposes of, and in the manner contemplated under, this Agreement, will not infringe the rights (including Intellectual Property Rights) of any Third Party.

ARTICLE 7

LIABILITIES

7.1.Limitation of Damages

Neither Party shall have any liability (including without limitation, contract, negligence, tort, and strict liability) to the other Party or its Affiliates for any loss of profits, opportunities, or goodwill or any type of indirect, consequential or punitive damages in connection with this Agreement, this provision shall not limit any liability of either Party for any material breach of Article 9 or any willful material breach of Article 8.

ARTICLE 8

INVENTIONS AND PROPRIETARY INFORMATION

8.1.Cardiol Intellectual Property

Subject to Section 8.2, CARO agrees:

(a)

to promptly disclose and assign (and hereby does assign) to Cardiol as Cardiol’s property all Work Product and Intellectual Property Rights that CARO creates, develops, or conceives, solely or in conjunction with others, that:

(i)	are based on or involve any Confidential Information or other Information of Cardiol;
(ii)	arise from engaging in the Development Activities or carrying out the Development Plan;
(iii)	relate to, constitute, result from, or include the work CARO is performing for Cardiol; or
(iv)	are otherwise made through the use of any time, facilities, or Materials of Cardiol or that are paid for or reimbursed by Cardiol;
(b)

that if for any reason the assignment of Work Product in Section 8.1(a) is ineffective, all Work Product developed by CARO in engaging in Development Activities (including any documentation produced and/or Intellectual Property Rights created or developed) under this Agreement shall be deemed to be owned fully and exclusively by Cardiol;

(c)

to execute all necessary documents and provide Cardiol proper assistance (at Cardiol’s expense) sufficient to enable patent, copyright, or other legal protections to be obtained by Cardiol for any such inventions or innovations as described in Sections 8.1(a) or (b), and to make and maintain reasonably detailed accurate records of any such inventions or Innovations; and

(d)	not to utilize in the course of Development Activities any proprietary or confidential information of others or any inventions of Cardiol that are not included within the scope of this Agreement.

8.2.CARO’s Property

Cardiol acknowledges that CARO possesses certain inventions, processes, know-how, trade secrets, improvements, other intellectual properties, Intellectual Property Rights, and other assets including, but not limited to, analytical methods, procedures and techniques, procedure manuals, personnel data, financial information, computer technical expertise and software, that have been developed by CARO independent of any Materials, any Confidential Information or other Information of Cardiol or any activities and that relate exclusively to CARO’s business or operations (collectively “CARO’s Property”).  Cardiol and CARO agree that, if it is necessary to use any of CARO’s Property for proper fabrication, use, development or commercialization of the Work Product or to incorporate any of CARO’s Property into the Work Product (“Incorporated CARO Property”), CARO hereby grants to Cardiol a non-exclusive, fully paid-up, worldwide license to use Incorporated CARO Property only as necessary for further developing, improving, and commercializing the Work Product, limited to all intellectual property developed by CARO’s team of cardiology investigation.  Cardiol shall have no right to use any Incorporated CARO Property for any other reason or purpose whatsoever.

8.3.Third Party Agreements

CARO shall require that all of its employees, and all agents, contractors, Third-Party Vendors, and Third-Party Consultants are parties to appropriate agreements containing confidentiality and invention assignment provisions consistent with the terms of this Agreement.

ARTICLE 9

CONFIDENTIAL INFORMATION

9.1.Mutual Obligations

Each Party agrees, except as required as part of the performance of this Agreement or as permitted pursuant to any other agreement between the Parties:

(a)

not to disclose any Confidential Information belonging to the other Party to any person (other than on a need-to-know basis to such directors, employees, or other persons engaged in activities required for the performance of the obligations set out in this Agreement who have entered legally binding written obligations at least as protective as those set out in this Article 9);

(b)	not to use any Confidential Information belonging to the other Party for any purpose other than in accordance with this Agreement or in accordance with any other agreement between the Parties; and
(c)	to take all reasonable steps necessary to prevent the unauthorized disclosure and/or use of any Confidential Information belonging to the other Party.

ARTICLE 10

REGULATORY COMPLIANCE

10.1.Compliance with Applicable Laws

(a)	Cardiol and CARO each agree that it will perform this Agreement, and will handle and retain any Materials in material compliance with all Applicable Laws.
(b)	Cardiol represents and warrants that:
(i)	it will not require CARO to perform any assignments or tasks in a manner that would violate any Applicable Law, CARO policy, or CARO quality requirements;
(ii)	it will cooperate with CARO in taking any actions that CARO reasonably believes are necessary to comply with any regulatory obligations that have been transferred to CARO.
(c)

Cardiol specifically acknowledges that CARO maintains, and from time to time revises, comprehensive policies and procedures intended to ensure compliance with Applicable Laws and CARO’s ethical standards, and that in no event shall CARO be required to engage in any activities inconsistent with such policies, procedures, and standards.  CARO intends to conduct all activities to be conducted by CARO on behalf of Cardiol for non-regulated work under this Agreement in accordance with the established practices and policies of CARO.

10.2.Regulatory Actions

If any Regulatory Authority:

(a)	contacts CARO with respect to any Development Activities of CARO under this Agreement;
(b)

conducts, or gives notice of its intent to conduct with respect to any Development Activities of CARO under this Agreement, an inspection at a CARO site at which work Is being performed that directly involves any Development Activities of CARO under this Agreement; or

(c)

takes, or gives notice of its intent to take, any other Regulatory Action alleging improper or inadequate research practices (including the issuance of a notice of inspectional observations or a warning letter) with respect to any activity of CARO that directly involves any Development Activities of CARO under this Agreement,

CARO shall notify Cardiol within two (2) business days of such contact or notice, or sooner if reasonably practicable and if necessary to provide Cardiol an opportunity to be present at, or otherwise participate in, any such inspection or Regulatory Action to the extent that it directly involves any Development Activities of CARO under this Agreement, subject to such restrictions, including protection of Confidential Inform and know-how of CARO, as CARO may deem advisable.  In addition, if CARO becomes aware of any such regulatory contacts, inspections, or other actions (each, a “Regulatory Action”) relating to Third-Party Vendors or Third-Party Consultants that relates to any Development Plan activities, CARO will, if reasonably practicable, provide Cardiol notice of the same.  Subject to the terms of any applicable agreements with Third-Party Vendors or Third-Party Consultants, to the extent reasonably practicable, Cardiol shall have the right to be present at, or otherwise participate in, any meetings, conference calls, or other actions with any Regulatory Authority that involve Development Plan activities or relating to services of Third-Party Vendors or Third-Party Consultants and to be present at any inspection of facilities of Third-Party Vendors or Third-Party Consultants, subject to such restrictions, including protection of Confidential Information and know-how of CARO and Third-Party Vendors or Third-Party Consultants, as CARO may deem advisable.  CARO and Cardiol agree to cooperate in the response to any Regulatory Action.

10.3.Disclosures

Each Party agrees that, during an inspection or other Regulatory Action concerning a Development Plan activity in respect of which CARO is engaging in Development Activities, it will not disclose Information and Materials that are not required to be disclosed to such agency, without the prior consent of the other Party.

10.4.Expenses

As between the Parties hereto, the expenses of CARO (and Cardiol, if applicable) incurred in connection with a Regulatory Action shall be borne as follows:

(a)

if and to the extent that the Regulatory Action relates to the activities required to implement the Development Plan itself, including without limitation any activities specified in this Agreement for such Development Plan, such expense shall be borne by Cardiol, and

(b)	if and to the extent that the Regulatory Action relates to the general clinical research practices of CARO, such expense shall be borne by CARO.

ARTICLE 11

INDEPENDENT CONTRACTOR STATUS

11.1.CARO

It is understood and agreed that CARO is an independent contractor and that CARO employees will not have any rights to any of Cardiol’s benefits or any other compensation from Cardiol, nor for any purposes be deemed or intended to be an employee of Cardiol.  CARO agrees to make any payments or withholding required by statute, social security laws, and any related statutes or regulations, for CARO employees.  It is further understood that, except to the extent otherwise expressly contemplated elsewhere in this Agreement, CARO is not an agent of Cardiol and Cardiol is not an agent of CARO, and neither Party is authorized to bind the other Party with respect to any Third Party.

ARTICLE 12

NON-SOLICITATION AND NO HIRE

12.1.Cardiol Obligations

Cardiol agrees that, for the duration of this Agreement and for two (2) years thereafter, it will not directly solicit for hire or hire any employee of CARO involved in the Development Activities to Cardiol without the prior written consent of CARO.

12.2.CARO Obligations

CARO agrees that, for the duration of this Agreement and for two (2) years thereafter, it will not directly solicit for hire or hire any employee of Cardiol without the prior written consent of Cardiol.

ARTICLE 13

OTHER ACTIVITIES

13.1.Waiver of Conflicts of Interest

(a)

This Agreement shall not prevent either Party from using any publicly available research results or other Information (including any publicly available information of the other Party) to the same extent as Third Parties generally are legally permitted to do.

(b)

Each Party shall inform its key personnel assigned to the performance of this Agreement of the limitations on use of Confidential Information of the other Party and instruct such personnel to comply with such restrictions, and where appropriate, adopt other measures to minimize the potential for misuse of Information.

(c)

CARO and Cardiol have discussed the CARO personnel expected to be assigned to engage in Development Activities, including the extent to which any such personnel are expected to simultaneously participate in activities on behalf of CARO that may involve similar technologies or products that may be competitive with the Compounds (provided that CARO shall not be obligated to disclose any Confidential Information relating to such activities).

(d)	The burden of proof that Confidential Information has been misappropriated shall fall upon the Party alleging breach of confidence.

13.2.Adherence to CARO Procedures

CARO’s research and Development Activities are conducted in accordance with CARO’s standard operating procedures and policies.  Cardiol acknowledges that CARO reserves the right to adhere to such procedures and policies with respect to Development Activities related to the Development Plan, and Cardiol agrees to cooperate with CARO in the application of such procedures and policies to the Development Plan; provided, however, that:

(a)	CARO shall upon request, discuss with Cardiol the material features of such standard operating procedures and policies; and

(b)

no portion of such standard operating procedures or policies shall conflict materially with any of the provisions of this Agreement and, in the event of any such conflict, the provisions of this Agreement shall control, unless such operating procedures and policies are put in place due to mandatory regulatory changes.

13.3.Anti-Bribery Commitments

(a)

In connection with any activities of the Parties under this Agreement, the Parties confirm that they have not given, offered, promised, or authorized, and will not give, offer, promise, or authorize, any payment, benefit, or gift of money, or anything else of value, directly or through a Third Party, to:

(i)	any Government or Public Official;
(ii)	any political party, party official, or candidate for public or political office;
(iii)

any person while knowing or having reason to know that all or a portion of the value will be given, offered or promised, directly or indirectly, to anyone describe in terms 13.3(a)(i) or (ii) above; or

(iv)

any owner, director, employee, representative, or agent of any actual or potential customer of the Parties, for purposes of influencing any act or decision of such individual in his official capacity, inducing such individual to do or omit to do any act in violation of the individual’s duty, inducing the individual to use the individual’s official influence with a government to affect or influence an act or decision of the government, or to secure any improper advantage in order to assist in obtaining or retaining business.

(b)

The Parties shall comply with all applicable anti-bribery laws of any jurisdiction, including any record keeping requirements of such laws, in the countries where the Parties have their principal places of business and where they conduct any activities under this Agreement.

ARTICLE 14

FORCE MAJEURE

14.1.Waiver of Liability

If either Party is affected by any extraordinary, unexpected, and unavoidable event such as acts of God, floods, fires, riots, war, terrorism, labor disturbances, failures of sources of supply, infectious diseases of animals, or by the reason of any law, order, proclamation, regulation, ordinance, demand or requirement of the relevant government or any authority or representative thereof, or by reason of any other cause whatsoever (provided that in all such cases the Party claiming relief on account of such event can demonstrate that such event was extraordinary, unexpected, and unavoidable by the exercise of reasonable care) (“Force Majeure”), it shall notify the other Party as soon as practicable of the nature and extent thereof and take all reasonable steps to overcome the Force Majeure as quickly as possible and to minimize the loss occasioned to the other Party.  Such notice will identify the requirements of this Agreement or such of its obligations as may be affected, and, subject to the provisions below, to the extent so affected, said obligations will be suspended during the period of such disability.  The Party prevented from performing hereunder (the “Force Majeure Party”) will use reasonable efforts to remove such disability as quickly as possible and will continue performance whenever such causes are removed.

14.2.Remedies in the Event of Force Majeure

Subject to compliance with the provisions of Section 14.1, an incident of Force Majeure shall not constitute a breach of this Agreement and the time for performance shall be extended accordingly.  However, if the Force Majeure event prevents the Force Majeure Party from performing its obligations for more than thirty (30) days:

(a)	the Parties may enter into discussions with a view to alleviating its effects and, if possible, agreeing on such alternative arrangements as may be reasonable in the circumstances; or
(b)	the Party that is not the Force Majeure Party may immediately, on written notice to the Force Majeure Party, terminate this Agreement pursuant to Article 5 hereof.

14.3.Dispute Resolution

(a)

There is a high level of trust between the current management of CARO and the current management of Cardiol.  Therefore, if any dispute, controversy, or difference arises relating to this Agreement (“Dispute(s)”), prior to instituting any legal proceeding on account of such Dispute, the Parties will attempt in good faith to settle such Dispute first by negotiation and consultation between themselves, Including referral of such Dispute to the President of each Party, who will attempt in good faith to resolve the Dispute within thirty (30) days following reference of the Dispute to them.  If such executives are unable to resolve such Dispute or agree upon a mechanism to resolve such Dispute within such thirty (30) day period, then the Parties shall be free to pursue arbitration, as set out in Section 14.3(b).

(b)

Any Dispute, controversy, or claim arising out of or relating to this Agreement including any question regarding its existence, interpretation, validity, breach, or termination or the business relationship created by it shall be referred to and finally resolved by under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) in force on the date the Dispute is submitted for arbitration, by a sole arbitrator appointed in accordance with the ICC Rules.  The arbitrator shall apply Mexican law in resolving any Disputes.  Without prejudice to the application of the ICC Rules, Cardiol and CARO agree that the taking of evidence in any arbitration commenced pursuant to this clause shall be conducted according to the International Bar Association Rules on the Taking of Evidence in International Commercial Arbitration.  The place of the arbitration shall be Monterrey, Nuevo Leon, Mexico, and the language of the arbitration shall be English.  The fees and expenses of the arbitrator, as well as the administrative fees of the ICC, shall be borne equally (50/50) by the Parties.  Cardiol and CARO shall each bear Its own costs, expenses, and attorneys’ fees incurred in connection with the arbitration.

(c)

The Dispute resolution provisions of this Section 14.3 are intended to encompass all possible claims between Cardiol and CARO, including Disputes related to this Agreement, its negotiation, performance, non-performance, interpretation, termination, or the relationship between Cardiol and CARO established by this

Agreement.  Cardiol and CARO agree that the award issued by the sole arbitrator shall be final and binding upon the parties to the Dispute and shall not be subject to appeal.  Cardiol and CARO also agree that a judgment recognizing and enforcing the arbitrator’s award may be entered in any court with jurisdiction, and irrevocably submit to the jurisdiction of any such court over the Parties or their assets for purposes of recognizing and enforcing the award.

(d)	The provisions of Sections 14.3(a), (b) and (b) above shall not preclude either Party from seeking immediate injunctive relief in the event such Party believes that irreparable harm will occur.

14.4.Notices

Any notices required or permitted to be given hereunder by either Party shall be in writing and shall be deemed given on the date received if delivered personally or by a reputable overnight delivery service, or three (3) business days after the date postmarked if sent by registered or certified mail, return receipt requested, to the following address:

(a)	If to Cardiol: 2275 Upper Middle Rd East, Suite 101, Oakville, ON, Canada, L6H 0C3 –Email to: ******* and ******* and *******
(b)	If to CARO: Avenida Eugenio Garza Sada No. 427, Int. 2, Col. Altavista, Monterrey, N.L., Mexico, C.P. 64840 – Email to: *******, ******* and *******.

ARTICLE 15

GENERAL PROVISIONS

15.1.Insurance

(a)	Each of CARO and Cardiol shall maintain at its own expense full insurance coverage for itself and its employees and agents.
(b)	The insurance of CARO shall include:
(i)

commercial general liability insurance covering (i) claims for damages because of bodily injury (including death), personal injury, advertising injury, and property damage arising out of acts or omissions of its employees and agents, (ii) claims in respect of deliverables, products, and completed operations (with no exclusions for cannabis or cannabis derivatives), each case with minimum indemnity limits of one million dollars ($1,000,000) per occurrence and three million dollars ($3,000,000) in the aggregate and including coverage for contractual liabilities; and

(ii)

errors and omissions insurance covering medical malpractice services of the type performed by CARO under this Agreement, with minimum indemnity limits of one million dollars ($1,000,000) per event and three million dollars ($3,000,000) general aggregate.

(c)	CARO shall ensure that Cardiol is added to its insurance policy mentioned in Section 15.1(b)(i) as a named insured.
(d)	Each of the above policies of insurance:
(i)	shall cover claims arising out of the performance of this Agreement that are made within a period of not less than three (3) years after its expiration or earlier termination; and
(ii)	shall be primary to any liability insurance carried by such Party which insurance shall be excess and non-contributory for claims and losses arising out of the performance of this Agreement.
(e)	Maintenance of insurance coverage shall not relieve an insuring Party of any responsibility under this Agreement for damages in excess of insurance limits or otherwise.

15.2.Governing Law

This Agreement and the obligations of the Parties shall be governed by and construed in accordance with the substantive laws of Mexico, without regard to any principles of conflicts of laws that would result in the application of the laws of any other state or jurisdiction, as to all matters, including, but not limited to, matters of validity, construction, effect, and performance.

15.3.Assignment

(a)

Other than what its already authorized in Sections 2.2(a) and 3.1(i), neither Party will assign any right or delegate any obligation under this Agreement without the prior written consent of the other Party, not to be unreasonably withheld; provided, however, that either Party may, without such consent, but with notice to the other Party, assign this Agreement, in whole or in part:

(i)	in connection with the transfer or sale of all or substantially all of its assets or the line of business to which this Agreement relates;
(ii)	to a successor entity or acquirer in the event of a merger, consolidation, or change of control involving such Party; or
(iii)	to any Affiliate.
(b)	Any purported assignment in violation of the Section 15.3(a)(i) will be void.
(c)

Any permitted assignee will assume the rights and obligations of its assignor under this Agreement and any permitted assignment shall not release the assigning Party from its obligations under this Agreement.

15.4.Publication and Publicity

Results of the Development Activities may not be published or referred to, in whole or in part, by CARO without the prior express written consent of Cardiol.  Except to the extent required under

Applicable Laws, neither Party will use the other Party’s name in connection with any publication or promotion without the other Party’s prior written consent.

15.5.Invalidity

If any parts or part of this Agreement are held to be invalid, the remaining parts of the Agreement will continue to be valid and enforceable.

15.6.Waiver

The failure to enforce any right or provision herein shall not constitute a waiver of that right or provision.  Any waiver of a breach of a provision shall not constitute a waiver of any subsequent breach of that provision.

15.7.Survival

The expiration or termination of this Agreement shall not affect the rights of either Party that accrue prior to expiration or termination or any rights or obligations of the Parties under the following sections of this Agreement, each of which shall survive such expiration or termination:  Article 1, Sections 2.5(d) and 5.2, Article 7, Sections 8.1 and 8.2, Article 9, Article 10, Article 11, Article 12, Article 13 and Article 15.  Termination of this Agreement in accordance with the provisions hereof shall not limit remedies that may otherwise be available in law or equity.

15.8.Entire Agreement

This Agreement (including all Exhibits) contain the complete understanding of the Parties with respect to the subject matter hereof and supersede any prior written or oral agreements regarding such subject matter.  In making this Agreement, neither Party relies on any promise, action, or statement made by the other Party, other than those contained in this Agreement and its exhibits.  In the event of a conflict between the provisions of the exhibits to this Agreement and the provisions of this Agreement itself, the conflicting provision of the Agreement shall control over the language in the exhibit, unless otherwise agreed by the Parties.

15.9.Amendments

No amendment, waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless it is in writing and signed by a duly authorized representative of each Party.

15.10.Counterparts

This Agreement may be executed in multiple counterparts, and all such counterparts shall constitute one and the same agreement.

THE NEXT PAGE IS THE SIGNING PAGE.

SIGNED BY THE PARTIES AS OF THE EFFECTIVE DATE:

CARDIOL THERAPEUTICS INC.

By:	/s/ David Elsley
	Name:	David Elsley
	Title:	CEO

CLINICAL ACADEMIC RESEARCH
ORGANIZATIONAL, S.A. DE C.V.

By:	/s/ Bruno Felipe
	Name:	Bruno Felipe Zepeda Blouin
	Title:	Authorized Representative

By:
Name:
Title:

WITNESS:
By:	/s/ Pascual Alcocer
	Name:	Pascual Alcocer Alcocer

WITNESS:
By:	/s/ Jose Andres Sierra Hernandez
	Name:	José Andrés Sierra Hernández

Development Plan — CARO - TecSalud - nano4heart – Cardiol

Novel therapeutics for Heart Failure treatment